SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Announces Date of First Quarter 2006 Results dated April 17, 2006.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Announces Date of First Quarter 2006 Results

Monday April 17, 8:30 am ET

RA'ANANA, Israel, April 17 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions, will announce its first quarter fiscal year 2006 financial results on Thursday, May 11.

A conference call is scheduled for 11:00 a.m. ET/6:00 p.m. Israel time on Thursday, May 11. To access the conference call, please dial +1-877-270-4109 (U.S.), +1-809 457 877 (toll-free in Israel) or +1-706-679-0560 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #7723230.

On the call, Eytan Bar, President and Chief Executive Officer, and Shlomi Hagai, Corporate Chief Operating Officer and Chief Financial Officer, will review the company's financial results for the first quarter of fiscal year 2006. In addition, management will be available for questions from the investment community.

A replay of the call will be available from 2:00 p.m. ET/9:00 p.m. Israel time on May 11 through 11:59 p.m. ET on May 18/6:59 a.m. Israel time on May 19. To access the replay, please dial +1-800-642-1687 (U.S.), +1-809-458-731 (toll-free in Israel) or +1-706-645-9291 (international) and enter conference ID #7723230.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive Telecommunications Expense Management (TEM) used by Enterprises, and for Business Support Systems (BSS) used by Information and Telecommunication Service Providers.

Since 1984, MTS' Telecommunications Expense Management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS' solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total Cost of Ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

    Contacts:

     Company                             Investor Relations:
      Shlomi Hagai                        Kathy Price
      Corporate COO & CFO                 Deputy Managing Director
      MTS - MER Telemanagement Solutions  The Global Consulting Group
      Tel: +972-9762-1733                 Tel: +1-646-284-9430
      Email: Shlomi.Hagai@mtsint.com      Email: kprice@hfgcg.com

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                    (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: April 17, 2006